Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2015

Dated: May 14, 2015

Table of Contents

FORWARD-LOOKING STATEMENTS	3

CRITICAL ACCOUNTING ESTIMATES	4

NEW ACCOUNTING POLICIES ADOPTED IN THE PERIOD	6

COMPANY OVERVIEW	7

HISTORY AND KEY DEVELOPMENTS	7
QUALIFYING TRANSACTION	7
FINANCINGS AND ACQUISITIONS	8

RECENT EVENTS	10

SELECTED QUARTERLY FINANCIAL INFORMATION	11

RESULTS OF OPERATIONS	13

FINANCIAL POSITION	17

LIQUIDITY AND CAPITAL RESOURCES	19
CASH FLOWS	19

INDEBTEDNESS	21
TERM AND CREDIT FACILITIES	21
NOTES PAYABLE	21
NON-CONTINGENT PURCHASE CONSIDERATION	21

CONTRACTUAL OBLIGATIONS	21

RELATED PARTY TRANSACTIONS	22

CONTINGENCIES	22

OFF BALANCE SHEET ARRANGEMENTS	23

NON IFRS FINANCIAL MEASURES	23
EBITDA	23
ADJUSTED EBITDA	24
ADJUSTED EPS	24

OUTSTANDING SHARE DATA	25

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	25
DISCLOSURE CONTROLS AND PROCEDURES	25
INTERNAL CONTROLS OVER FINANCIAL REPORTING	26
ASSESSMENT OF DC&P AND ICFR	26

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The following Management’s Discussion and Analysis (“MD&A”) was prepared as of May 14, 2015 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2015 and the audited consolidated financial statements and related notes for the year ended December 31, 2014 of Concordia Healthcare Corp. (“Concordia” or the “Company”), which were prepared in accordance with International Financial Reporting Standards (“IFRS”). Amounts are stated in thousands of U.S. Dollars, which is the functional currency of the Company, unless otherwise noted.

Some of the statements contained in this MD&A constitute forward-looking statements within the meaning of applicable Canadian securities legislation. See “Forward-Looking Statements” for a discussion of risks, uncertainties, and assumptions relating to these statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk factors” set out in Concordia’s Annual Information Form dated March 19, 2015 available on SEDAR at www.sedar.com.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Selected Financial Information”, “Results of Operations” and “Non-IFRS Financial Measures”.

Forward-looking Statements

This MD&A may contain forward-looking information and forward-looking statements (collectively, “forward-looking information”) regarding Concordia and its business. This forward-looking information is not based on historical facts but rather on the expectations of Concordia’s management (“Management”) regarding the future growth of the Company, its results of operations, performance and business prospects and opportunities. Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. This MD&A uses words such as “will”, “expects”, “anticipates”, “intends”, “estimates”, or similar expressions to identify forward-looking information. Such forward-looking information reflects the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties.

Forward-looking information included in this MD&A is based in part, on assumptions that may change, thus causing actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking information. Such assumptions include that:

•	Concordia will sustain or increase profitability, and will be able to fund its operations with existing capital, and/or it will be able to raise additional capital to fund future acquisitions;

•	Concordia will be able to attract and retain qualified staff, equipment and services in a timely and efficient manner;

•	Concordia will be able to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•	Concordia will be successful in developing and clinically testing products under development;

•	Concordia will be successful in obtaining all necessary approvals for commercialization of its products from the U.S. Food and Drug Administration, or other regulatory authorities;

•	The results of continuing and future safety and efficacy studies by industry and government agencies relating to Concordia’s products will be favorable;

•	Concordia’s products will not be adversely impacted by competitive products and pricing;

•	Raw materials and finished products necessary for Concordia’s products will continue to be available;

•	Concordia’s ability to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

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•	Concordia will be able to continue to rely on third party contract manufacturers to manufacture the Company’s products on favorable terms;

•	Concordia will be able to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	Concordia’s products will be successfully licensed to third parties to market and distribute such products on favorable terms;

•	Concordia’s key strategic alliances, out licensing and partnering arrangements, now and in the future, will remain in place and in force;

•	The general regulatory environment will not change in a manner adverse to the business of Concordia, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	The tax treatment of Concordia and its subsidiaries will remain constant and the Company will not become subject to any material legal proceedings;

•	Concordia will be able to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	Future currency exchange and interest rates;

•	General economic, financial, market and political conditions impacting the industry in which the Company operates;

•	Timely receipt of any required regulatory approvals;

•	The ability of Concordia to conduct operations in a safe, efficient and effective manner; and

•	The ability of Concordia to successfully market its products and services.

Management cautions that the foregoing list of assumptions is not exhaustive. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information. Risks related to forward-looking information include those risks referenced to in the Company’s filings with the Canadian Securities Regulators, including risks described in the Company’s Annual Information Form dated March 19, 2015 under the heading “Risk Factors”. Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking information in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking information. Further, any forward-looking information speaks only as of the date on which such forward-looking information is made and the Company undertakes no obligation to update any forward-looking information to reflect the occurrence of unanticipated events, except as required by law, including applicable securities laws. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, changes in such factors and to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information contained in this MD&A.

Trademarks

This MD&A includes trademarks which are protected under applicable intellectual property laws and are the property of Concordia or its affiliates. Solely for convenience, the trademarks of Concordia referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates will not assert, to the fullest extent under applicable law, the respective rights or the rights of the applicable licensor to these trademarks. Any other trademarks used in the MD&A are the property of their respective owners.

Critical Accounting Estimates

In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.

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Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; fair value of contingent consideration; weighted average cost of capital; determining the fair value of share-based payments and the provision for income taxes and the ability to realize deferred tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

Chargebacks

The provision for chargebacks is an estimate used in the recognition of revenue. In the United States, Concordia sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.

Returns

The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns based upon historical experience, which represents Management’s best estimate. Concordia continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

Rebates

The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the Wholesaler is known as the Wholesale Acquisition Cost (“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

Share-based compensation

IFRS 2 requires that each installment of options be treated as a separate share option grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation is recognized as compensation in the statement of comprehensive earnings based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Concordia uses the Black-Scholes option pricing model to price its options in computing share based compensation, which requires certain

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assumptions on numerous variables including the stock price volatility rate for a publicly held corporation. Due to the absence of a company specific volatility rate given the limited trading history of the Company’s stock, Concordia uses comparable rates to other companies in the pharmaceutical industry. The selection of a different option pricing model (binomial model) and a different volatility rate could produce a different value for share based compensation, which could impact results.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Income taxes

Concordia is subject to income taxes in different jurisdictions and therefore uses judgment to determine the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Provisions for uncertain tax positions are recorded based on Management’s estimate of the most likely outcome. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Acquisition-Related Contingent Purchase Consideration

Some of the acquisitions Concordia has completed include contingent consideration to be potentially paid based upon the occurrence of future events, such as sales performance and the achievement of certain future development, regulatory and sales milestones.

Acquisition-related contingent consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.

New Accounting Policies adopted in the period

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except as described below:

Restricted and Deferred Share Unit Plans

The expenses related to the Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

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Company Overview

Concordia is an integrated healthcare company with three operating segments:

1.	The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue path, collectively referred to as legacy pharmaceutical products. Regardless of stage of the life cycle the targeted products have a well-established record of safety and efficacy and a history of stable, predictable prescription demand.

2.	The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing products or the acquisition of approved orphan drugs and further expansion within their identified markets and new indications.

3.	The Specialty Healthcare Distribution Division

The Speciality Healthcare Distribution (“SHD”) Division is a nation-wide provider of diabetes testing supplies, and other healthcare products in the United States.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations, provide capital for future acquisitions and is also intended to fund the development of new indications for orphan drugs.

These three divisions are identified as reportable segments under IFRS for the purposes of disclosure in the Company’s consolidated financial statements.

History and Key Developments

Qualifying Transaction

On December 20, 2013 the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) and completed its qualifying transaction pursuant to the policies of the TSX Venture Exchange (the “Qualifying Transaction”). The Qualifying Transaction proceeded by way of a “three-cornered” amalgamation among Mercari Acquisition Corp. (“Mercari”), a capital pool company listed on the NEX board of the TSX Venture Exchange, Mercari Subco Inc., a wholly-owned subsidiary of Mercari, and Concordia Healthcare Inc. (“CHI”), a private Ontario corporation incorporated on December 5, 2012. On December 18, 2013, and prior to the completion of the Qualifying Transaction, Mercari changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation common share for every 48.08 common shares existing immediately before the consolidation. The Qualifying Transaction resulted in a reverse takeover of Mercari by the shareholders of CHI.

Immediately upon completion of the Qualifying Transaction, the shareholders of CHI held 98.5% of the shares of the amalgamated corporation, and for accounting purposes CHI was deemed the acquirer. The Qualifying Transaction constituted a reverse takeover but did not meet the definition of a business combination under IFRS 3; accordingly the Company has accounted for the transaction in accordance with IFRS 2. The assets and liabilities of Mercari have been included in the Company’s consolidated balance sheet at fair value, which approximate their pre-combination carrying values.

Mercari’s shares were delisted from the NEX board of the TSX Venture Exchange. Concordia’s shares

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were listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CXR” on December 24, 2013.

Financings and Acquisitions

Term and Credit Facilities

On May 6, 2013, CHI entered into two loan and security agreements: (i) a loan under a senior loan agreement (the “Senior Loan Agreement”) in the principal amount of $19.0 million bearing interest at 12% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears, and (ii) two loans under a subordinate loan agreement (the “Subordinate Loan Agreement”) in the aggregate principal amount of $5.15 million bearing interest at 18% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears only if the loan under the Senior Loan Agreement was repaid. The Senior Loan Agreement included a working capital loan of $3.0 million where the interest rate was 12% per annum. The working capital loan was repaid and cancelled on August 7, 2013. On March 28, 2014 the Company repaid in full the amounts owing under the Senior Loan Agreement and the Subordinate Loan Agreement.

On September 19, 2013, the Company entered into a senior secured revolving credit facility in the principal amount of $3.0 million. The Company did not draw on the revolving credit facility and cancelled it on May 13, 2014.

On May 14, 2014, the Company entered into a secured credit facility with GE Capital Canada Finance, Inc. (“GE Capital”) and a syndicate of lenders having a principal amount of up to $195 million, consisting of a $170 million term loan and a $25 million revolving credit facility (the “May Credit Facility”). On September 30, 2014, the Company amended and restated the May Credit Facility whereby incremental term loans of $95 million were added to the May Credit Facility (together with the May Credit Facility, the “Credit Facility”). The Credit Facility bore a variable interest rate and was to mature on October 1, 2020 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Facility, calculated annually. Interest rates were calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Credit Facility was secured by the assets of the Company and the assets of the Company’s material subsidiaries. On April 21, 2015 the Company repaid the Credit Facility in full. For additional information regarding the repayment please see “Recent Events” below.

Private Placements

On May 5, 2013, CHI completed a private placement of 6,000,000 common shares at a price of $1.00 per share. Total proceeds from the transaction were $6 million.

On various dates in August of 2013, CHI completed private placements of a total of 1,166,666 shares at a price of $3.00 per share. Total proceeds from the transactions were $3.5 million.

On December 19, 2013, CHI completed a private placement (the “Private Placement”) of subscription receipts conducted by a syndicate of agents. Pursuant to the Private Placement, CHI issued 5,520,000 Subscription Receipts at a price of $6.25 Canadian Dollars (“CAD”) per Subscription Receipt for total gross proceeds to CHI of CAD $34.5 million. Each Subscription Receipt was exchanged for one common share of CHI, which common shares were then exchanged for common shares of the Company on a one-for-one basis pursuant to the Qualifying Transaction.

Public Offerings

On March 11, 2014, the Company announced the completion of a short-form prospectus offering, on a “bought deal” basis, of 5,750,000 common shares of Concordia, which included the exercise by the underwriters of an over-allotment option of 15%, for aggregate gross proceeds of CAD $67,562,500. Net proceeds to the Company, after the deduction of underwriters’ fees, were CAD $63,508,750.

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This offering was completed at a price per common share of CAD $11.75 by a syndicate of underwriters co-led by GMP Securities L.P. and Canaccord Genuity Corp. and including Barclays Capital Canada Inc., Beacon Securities Limited and Cormark Securities Inc.

Acquisitions

Concordia Pharmaceuticals Inc. (“CPI”), a subsidiary of the Company, acquired certain legacy pharmaceutical business assets from Shionogi Inc. (“Shionogi”) on May 6, 2013 (the “Shionogi Transaction”). These legacy pharmaceutical assets are comprised of three FDA approved drugs: Kapvay®, which is used to treat Attention Deficit Hyperactivity Disorder, Ulesfia®, which is a topical treatment for pediculosis (head lice), and Orapred ODT®, an anti-inflammatory used in the treatment of certain pulmonary diseases such as asthma. The purchase price paid to Shionogi was $28.7 million and included $25.6 million paid for the products, $2.3 million paid for inventory including raw material, work in process and finished goods and $0.8 million in contingent consideration, subject to meeting certain performance metrics.

Concordia Healthcare USA Inc. (“CHUSA”), a subsidiary of the Company, acquired its specialty healthcare distribution business assets from Global Medical Direct LLC and affiliated entities (collectively, “Global”) on October 25, 2013 with an effective date of August 1, 2013 (the “Global Transaction”). The Company’s specialty healthcare distribution business is a United States national Internet and mail-order provider of diabetes testing supplies, and other healthcare products. This business also includes a full-service pharmacy with full fulfillment capacity and can ship medications across the United States. CHI, through CHUSA acquired the specialty healthcare distribution business for total consideration of $13.2 million comprised of $5.0 million in cash, a vendor note with a fair value on the date of acquisition of $5.6 million and an additional earn-out payment with an estimated present value on the date of acquisition of $2.6 million payable in common shares of the Company subject to meeting certain performance metrics. In addition, 1 million common shares of the Company at US$3.00 per share were issued as finder’s fees in connection with the acquisition of the SHD Division.

On November 8, 2013, CHI and certain of its affiliates entered into an agreement to acquire 100% of the shares of Pinnacle Biologics Inc. (“Pinnacle”) for total consideration of $58.0 million (the “Pinnacle Transaction”) comprised of $32.7 million of cash consideration, $5.0 million of CHI’s common shares issued at a price of $5.63 per common share (being a 10% discount to the CAD $6.25 price per Subscription Receipt issued as part of the Private Placement, 10 annual cash payments with an estimated present value of $5.0 million and milestone and other contingency payments with an estimated value of $15.3 million. The acquisition of Pinnacle closed on December 20, 2013. The acquisition of Pinnacle was financed through available cash, which included net proceeds of CAD $34.5 million received by the Company through the Private Placement of Subscription Receipts of CHI, which closed on December 19, 2013. Pinnacle’s Photofrin®, now owned by CLI, a subsidiary of the Company, is FDA approved for the treatment of three rare forms of cancer.

On March 19, 2014, the Company, through its subsidiary CPI, entered into a definitive agreement to acquire Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals (“Revive Pharmaceuticals”). The acquisition of Donnatal® closed on May 15, 2014.

CPI acquired Donnatal® for $200 million in cash and an aggregate of 4,605,833 common shares of Concordia, representing approximately 16.17% of the Company’s outstanding common shares on a non-diluted basis (approximately 14.96% on a fully-diluted basis) as at the date of acquisition and after giving effect to the acquisition.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing from the May Credit Facility.

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On September 30, 2014, the Company, through its subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc., pursuant to the terms and conditions of a definitive agreement entered into as of September 3, 2014. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

CPI acquired Zonegran® for $91.4 million in cash, which included approximately $1.4 million for purchased inventory. CPI paid for the acquisition through debt financing from the Credit Facility.

On October 1, 2014 Concordia Laboratories Inc.(“CLI”), a subsidiary of the Company incorporated in Barbados, acquired certain intellectual property from Pinnacle, a subsidiary of the Company incorporated in the United States. The inter-company sale of the intellectual property triggered a cash tax liability of $13.5 million, which was paid by the Company in the first quarter of 2015.

Recent Events

Acquisition

On April 21, 2015 the Company completed the previously announced acquisition to acquire substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash (the “Covis Acquisition”). The Covis drug portfolio acquired (the “Portfolio”) consists of 18 branded and authorized generic products. The Portfolio includes branded pharmaceuticals, injectables and authorized generics that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The Covis Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Portfolio. The Company paid for the acquisition through a mix of term loans, bonds and equity as further described below.

Bank Facilities

Concurrent with the closing of the Covis Acquisition, the Company entered into a credit agreement (“Credit Agreement”) dated April 21, 2015, by and among the Company, certain of the Company’s subsidiaries, the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain lenders party thereto (collectively, the “Lenders”). Pursuant to the terms of the Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “Term Facility”) in an aggregate principal amount of $575 million (together, the “Bank Facilities”). The Bank Facilities are secured by the assets of the Company and the assets of the Company’s material subsidiaries.

The Term Facility will mature on the seventh anniversary of the Covis Acquisition date (unless extended by the lenders under the Term Facility) and the Revolving Facility will mature on the fifth anniversary of the Covis Acquisition date (unless extended by the lenders under the Revolving Facility). The Term Facility bears a variable interest rate with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Agreement, calculated annually. Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table.

The funds made available to the Company under the Term Facility were used to partially fund (i) the purchase price for the Covis Acquisition; (ii) the fees and expenses incurred in connection with the Covis Acquisition; and (iii) the repayment and retirement of the Company’s outstanding debt issued pursuant to the terms and provisions of the Credit Facility with GE Capital and a syndicate of lenders. The Company has not drawn on the Revolving Facility.

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Senior Notes due 2023

In connection with the Covis Acquisition, Concordia also closed its previously announced private offering of $735 million of its 7.00% Senior Notes due 2023 (the “Notes”). The Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Interest on the Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

The net proceeds of the offering of the Notes were used to partially fund (i) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition.

Equity Offering

On April 8, 2015, Concordia announced the closing of its short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“2015 Subscription Receipts”) of the Company, which included the exercise by the Underwriters (as defined below) of an over-allotment option of 15%, for aggregate gross proceeds of CAD $368,001,380 (the “2015 Offering”).

The 2015 Offering was completed at a price per 2015 Subscription Receipt of CAD $85.00 by a syndicate of underwriters led by RBC Capital Markets, as sole bookrunner and co-lead manager, and including GMP Securities L.P., as co-lead manager, and TD Securities Inc. (collectively, the “Underwriters”). Upon closing of the 2015 Offering, the Underwriters received payment for their expenses and 50% of their commission under the 2015 Offering.

Upon closing of the Covis Acquisition each holder of 2015 Subscription Receipts automatically received, without payment of additional consideration or further action, one Concordia common share in exchange for each 2015 Subscription Receipt held.

Pursuant to the agreement governing the 2015 Subscription Receipts, certain proceeds from the 2015 Offering, which had been held in escrow, were released from escrow on behalf of Concordia to fund a portion of the purchase price for the Covis Acquisition and to pay for the balance of the Underwriters’ commission under the 2015 Offering. Sufficient funds to pay a dividend equivalent amount equal to $0.075 per 2015 Subscription Receipt (less applicable withholding taxes, if any), as a result of the dividends declared on each common share by Concordia with a record date of April 15, 2015, were held in escrow and released from escrow and paid concurrent with the payment of the Company’s dividend to all holders of common shares on April 30, 2015. The funds in excess of the amount required to satisfy the dividend equivalent amount were remitted to the Company.

Selected Quarterly Financial Information

The following table sets forth selected unaudited financial information for Concordia as at March 31, 2015 and for the previous seven quarters:

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	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013

Revenue	36,435	42,896	36,432	26,053	16,810	16,684	14,725	9,038
Gross profit	32,090	37,811	31,936	21,499	12,956	12,628	12,147	7,334
Operating income	16,189	23,335	14,868	2,731	4,939	292	7,897	5,796
Net income (Loss)	5,668	3,718	10,535	(827)	(1,836)	(7,083)	5,364	4,150

Cash	35,363	42,770	30,945	32,708	77,973	42,899	23,426	14,100
Total assets	582,927	592,700	587,323	490,135	194,146	170,765	79,370	50,171
Total liabilities	321,232	335,150	332,314	246,010	76,045	109,243	59,727	40,021

EBITDA (1)	20,069	23,007	14,272	1,651	3,546	(4,320)	7,908	5,788
Adjusted EBITDA (1)	19,580	25,406	20,259	12,441	5,903	6,818	8,555	5,796

Earnings (Loss) per share
Basic	$0.20	$0.13	$0.37	$(0.03)	$(0.09)	$(1.12)	$0.66	$2.52
Diluted	$0.19	$0.12	$0.35	$(0.03)	$(0.09)	$(1.12)	$0.61	$1.18
Adjusted (1)	$0.53	$0.74	$0.57	$0.38	$0.05	$0.40	$0.69	$1.18

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results see “Non-IFRS Financial Measures”.

The sequential decline in revenue, gross profit and operating income from the fourth quarter of 2014 to the first quarter of 2015 was primarily driven by:

•	A sequential decline in Legacy Pharmaceuticals Division revenue and gross profit of $5.1 million and $4.9 million, respectively;

•	A sequential decline in SHD Division revenue and gross profit of $1.1 million and $0.9 million, respectively; and

•	Increased business acquisition related costs of $1.5 million.

The decline in the Legacy Pharmaceuticals Division’s revenue and gross profit is primarily attributable to two, one-time, unfavorable impacts. One impact resulted from a reduction in inventory of all products, but primarily Donnatal®, held by one of the Company’s primary wholesalers. In the first quarter of 2015, one wholesaler reduced the level of Donnatal® inventory it has historically carried from approximately 8 weeks of sales to approximately 4 weeks of sales, resulting in a one-time reduction of revenue. This brings the inventory to levels consistent with that of Concordia’s products held by all wholesalers. A second impact resulted from a second large wholesaler delaying Donnatal® inventory purchases during its fiscal year-end period, which had the effect of deferring product sales into April. These inventory adjustments in the period affected EBITDA by approximately $3.5 million. Meanwhile, the underlying demand for Donnatal® was unaffected by the inventory changes in the period, and weekly total prescriptions (“TRX”) and new prescriptions (“NRX”) demand throughout the period trended upward as improvements to physician targeting and promotional strategy made through the fourth quarter of 2014 and the first quarter of 2015 began to take effect. Specifically, comparing the first and second eight-week period in 2015, TRX and NRX counts increased 3.6% and 6.8% respectively.

The decline in SHD Division revenue and gross profit is primarily attributable to changes by two of the pharmacy benefit managers (“PBMs”) that Complete Medical Homecare, Inc. (“CMH”), a subsidiary of the Company, contracts with whereby the PBMs removed certain generic diabetic testing products from their formularies that had been supplied by CMH to its patient base. The resulting loss in revenue negatively impacted the performance of the SHD Division in the first quarter of 2015. The SHD Division has instituted a number of initiatives to recover the loss of revenue from the formulary changes initiated by the PBMs, which include expanded product offerings, increasing the portfolio of products offered to CMH’s existing patient base, and increasing relationships with PBMs to gain access to more patients.

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Results of Operations

The following table sets forth the unaudited consolidated results of operations of the Company for the three months ended March 31, 2015 and 2014:

	Q1-2015	Q1-2014

Revenue	$36,435	$16,810
Cost of sales	4,345	3,854

Gross profit	32,090	12,956

Operating expenses
General and administrative	6,317	4,691
Business acquisition related costs	2,438	174
Selling and marketing	3,105	944
Research and development	3,088	1,418
Share based compensation	897	756
Depreciation expense	56	34

Total operating expenses	15,901	8,017

Operating income	16,189	4,939

Other income and expense
Interest expense	8,641	4,705
Amortization of intangible assets	5,205	580
Change in fair value of contingent consideration	(1,282)	567
Foreign exchange loss	(409)	865
Fair value gain on foreign exchange forward contract	(2,549)	—
Other (income) expense	416	(5)

Profit before tax	6,167	(1,773)

Income taxes
Current	535	185
Deferred	(36)	(122)

Net income	$5,668	$(1,836)

EBITDA (1)	$20,069	$3,546
Adjusted EBITDA (1)	$19,580	$5,903

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.

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Revenue and Gross Profit

The following table sets forth unaudited revenue and gross profit by operating segment for the three months ended March 31, 2015 and 2014:

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Total
Three months ended March 31, 2015
Revenue	$31,072	$3,080	$2,283	$36,435
Cost of sales (including royalties)	3,380	483	482	4,345

Gross profit	$27,692	$2,597	$1,801	$32,090

Three months ended March 31, 2014
Revenue	$9,309	$3,570	$3,931	$16,810
Cost of sales (including royalties)	2,210	700	944	3,854

Gross profit	$7,099	2,870	$2,987	$12,956

Legacy Pharmaceuticals Division

Legacy Pharmaceuticals Division revenue for the three months ended March 31, 2015 was $31.1 million, compared to $9.3 million in the same quarter of the prior year. The additions of Donnatal® and Zonegran® in the second and third quarters of 2014, respectively, drove an increase in revenue of approximately $24.0 million, which was partially offset by a combined decline in revenue from Kapvay®, Orapred® and Ulesfia® of approximately $2.2 million.

Gross profit for the Legacy Pharmaceuticals Division for the three months ended March 31, 2015 was $27.7 million compared to $7.1 million in the prior year. The increase of $20.6 million was primarily due to sales growth in the division, with the acquisition of Donnatal® and Zonegran® accounting for the majority of the increase.

Cost of sales for the three months ended March 31, 2015 and 2014 were $3.4 million and $2.2 million, respectively, and reflect the costs of active pharmaceutical ingredients, excipients, packaging, freight costs and royalties. Legacy Pharmaceuticals Division gross margin in the first quarter of 2015 was 89.1% compared with 76.3% in the same quarter of 2014. The increase in gross margin percentage is primarily driven by the inclusion of Donnatal®.

Orphan Drugs Division

Net revenues for the Orphan Drugs Division were $3.1 million and $3.6 million for the three months ended March 31, 2015 and 2014, respectively. Revenue for the Orphan Drugs Division represents the sales of Photofrin®, Ethyol®, lasers and fibers. The decrease of $0.5 million in Orphan Drugs revenue was primarily driven by a slight decline in volume of sales of Photofrin® in the United States as compared to the same quarter in the prior year.

Cost of sales for the three months ended March 31, 2015 was $0.5 million, compared to $0.7 million in the same period of the prior year.

Gross profits were $2.6 million and $2.9 million for the three months ended March 31, 2015 and 2014, respectively. Gross margin was 84.3% in the first quarter of 2015, compared to 80.4% in the same quarter of the prior year. The gross margin for Orphan Drugs in the first quarter of 2014 was negatively impacted by provisions taken for obsolete inventory, which were not repeated in the first quarter of 2015.

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Specialty Healthcare Distribution Division

Net revenues for the SHD Division declined by $1.6 million from $3.9 million in the first quarter of 2014 to $2.3 million in the first quarter of 2015. The decline in SHD Division revenue and gross profit is primarily attributable to changes by two of the PBMs that CMH contracts with whereby the PBMs removed certain generic diabetic testing products from their formularies that had been supplied by CMH to its patient base. The resulting loss in revenue negatively impacted the performance of the SHD Division in the first quarter of 2015.

Costs of sales for the three months ended March 31, 2015 and 2014 were $0.5 million and $1.0 million, respectively, and related to the cost of products, warehousing and freight.

Gross profits were $1.8 million and $3.0 million for first quarter of 2015 and 2014, respectively. Gross margin improved from 76.0% in the first quarter of 2014 to 78.9% in the current quarter primarily due to product mix.

General and Administrative Expenses

General and administrative expenses reflect the costs related to salaries and benefits, professional and consulting fees, public company costs, transition services agreement expenses, travel, facility leases and other administrative expenditures.

General and administrative expenses increased from $4.7 million in the first quarter of 2014 to $6.3 million in the first quarter of 2015. The increase of $1.6 million was driven by increased spending in the Legacy Pharmaceuticals Division of $1.1 million and increased spending at corporate of $1.3 million, partially offset by a decline in spending in the SHD Division. The overall increase in general and administrative expenses was expected as the Company has grown significantly from the first quarter of 2014.

Selling and Marketing Expenses

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and selling of the Company’s portfolio of products across the Legacy Pharmaceuticals, Specialty Healthcare Distribution and Orphan Drugs divisions.

Selling and marketing expenses increased from $1.0 million in the three months ended March 31, 2014 to $3.1 million during the same period in 2015. The increase of $2.1 million was primarily driven by the cost of the sales and marketing field force related to Donnatal®.

Research and Development Expenses

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs in addition to quality assurance costs and regulatory compliance and drug safety costs (Pharmacovigilence) of the Company.

Research and development expenses increased from $1.4 million in the three months ended March 31, 2014 to $3.1 million in the same period of 2015. The increase of $1.7 million was partially driven by costs related to the Phase 3 clinical trial to expand the indication of Photodynamic therapy with Photofrin® for the treatment of cholangiocarcinoma. The increase is also partially attributable to the costs of research studies related to Kapvay® incurred in the first quarter of 2015.

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Share Based Compensation

The share based compensation expense for the three months ended March 31, 2015 was $0.9 million, which was consistent with the same period in the prior year. The share based compensation expense relates to the fair value of share based option awards to employees, management and directors of the Company.

The fair value is calculated using the Black-Scholes option-pricing model. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate and the life of the options issued.

Business Acquisition Related Costs

Business acquisition related costs for the three months ended March 31, 2015 were $2.4 million compared to $0.2 million during the same period in the prior year. Business acquisition related costs include legal, accounting, advisory and professional fees directly incurred by the Company. In the current quarter, these costs were primarily driven by the costs related to the Covis acquisition.

Interest Expense

Interest expense for the three months ended March 31, 2015 and 2014 was $8.6 million and $4.7 million, respectively, and related primarily to interest of $2.5 million and accretion interest expense of $5.8 million incurred on the Company’s Credit Facility with GE Capital Finance, Inc. In the first quarter of 2015 as part of the financing related to the Covis Acquisition the Company decided that it would retire the Credit Facility with GE Capital Finance, Inc. upon closing of the Notes and Bank Facilities. As a result of the early repayment of the Credit Facility the Company incurred $5.8 million in accretion expense in the first quarter of 2015.

In the first quarter of 2014, the Company incurred interest and accretion expense of $4.7 million, which included minimum interest payments related to the early retirement of the Company’s Senior Loan Agreement and Subordinate Loan Agreement.

Change in Fair Value of Contingent Consideration

The change in the fair value of contingent consideration recorded during the three months ended March 31, 2015 was a gain of $1.3 million, which included $1.1 million in reduction of an earn-out payable and $0.8 million in reduction of a note payable to the former owner of Global, based on the most recent forecast of EBITDA for CMH. The remaining expense of $0.7 million is primarily driven by the change in the present value of contingent consideration due to the previous owners of Pinnacle for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®.

Amortization of Intangible Assets

Amortization of intangible assets during the three months ended March 31, 2015 was $5.2 million and related to the amortization of acquired product rights, a customer list and intellectual property.

Amortization related to acquired product rights was $4.6 million for the three months ended March 31, 2015. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives.

Amortization related to the customer list acquired as part of the acquisition of CMH and related assets in October of 2013 was $0.2 million in first quarter of 2015. The customer list is amortized on a straight-line basis over an estimated useful life of 4 years and 5 months.

Amortization related to the intellectual property acquired as part of the acquisition of Pinnacle in December of 2013 was $0.4 million in first quarter of 2015. The intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years.

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Foreign Exchange (Gain) Loss

The foreign exchange gain for three months ended March 31, 2015 was $0.4 million, compared to a $0.9 million loss during the same period in the prior year. The loss of $0.9 million in the first quarter of 2014 was primarily due to a loss incurred on the translation of Canadian dollar proceeds from the equity offering completed on March 11, 2014.

Fair value gain on foreign exchange forward contract

Other income in the first quarter of 2015 was $2.5 million and was primarily driven by a mark to market gain on a foreign exchange forward contract. The Company entered into the contract during the quarter to hedge the Canadian dollar net proceeds from the 2015 Offering.

Financial Position

The following table presents a summary of Company’s financial position as at March 31, 2015 and December 31, 2014:

	As at	As at	Change
	March 31, 2015	December 31, 2014	$	%
Working capital	$43,022	$49,090	$(6,068)	-12.4%
Long-lived assets	503,876	508,048	(4,172)	-0.8%
Other current liabilities	258,373	46,247	212,126	458.7%
Long-term liabilities	26,830	253,341	(226,511)	-89.4%
Shareholder’s equity	261,695	257,550	4,145	1.6%

Working capital

Concordia defines working capital as current assets less accounts payable, accrued liabilities, provisions and royalties payable. The $6.1 million decrease in working capital from December 31, 2014 to March 31, 2015 is primarily due to the following:

•	$9.3 million decrease in accounts receivable primarily driven by collections in the Legacy Pharmaceuticals Division and a sequential decline in revenue;

•	$7.4 million decrease in cash primarily driven by cash used in financing activities; and

•	$5.3 million increase in accounts payable and accrued liabilities due to timing of payments to vendors and service providers for the three months ended December 31, 2014.

Offset by:

•	$10.2 million increase in prepaid expenses and other current assets primarily driven by manufacturing deposits, deferred debt and equity issuance costs associated with Covis Acquisition and advanced funding of clinical trial costs;

•	$1.0 million increase in inventory;

•	$3.0 million decrease in provision due to payments made in 2015 that related to sales provisions recorded in 2014; and

•	$1.8 million decrease in royalty payable in the first of quarter of 2015, due to timing of payments to vendors for product sales.

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Long-lived assets

Long-lived assets consist of fixed assets, intangible assets, goodwill and deferred taxes.

Fixed assets consist of computers, leasehold improvements and equipment. The net book value of fixed assets increased from $0.8 million as at December 31, 2014 to $1.6 million as at March 31, 2015. The increase of $0.8 million was primarily driven by leasehold improvements.

Intangible assets consist of acquired product rights, customer lists, intellectual property and goodwill. Intangible assets decreased from $470.2 million as at December 31, 2014 to $465.0 million as at March 31, 2015. The decrease was driven by $5.2 million in amortization in the current quarter.

Goodwill remained unchanged at $36.3 million at March 31, 2015. The carrying value of goodwill is reviewed at year end to determine if any indications of impairment exist. As at March 31, 2015, there was no impairment loss recognized.

Other current liabilities

Other current liabilities consist of dividends payable, taxes payable and the current portions of notes payable, long-term debt and purchase consideration payable.

Taxes payable decreased from $13.3 million at December 31, 2014 to $0.05 million at March 31, 2015. The decrease of $13.3 million was primarily driven by the payment made in the current quarter for a tax liability of $13.5 million on the sale of certain intellectual property from Pinnacle to CLI.

Long-term obligations

Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, other liabilities and deferred taxes.

On May 14, 2014, the Company entered into the May Credit Facility with GE Capital and a syndicate of lenders having a principal amount of up to US$195 million, consisting of a $170 million term loan and a $25 million revolving credit facility. On September 30, 2014, the Company amended and restated the May Credit Facility whereby incremental term loans of $95 million were added to the May Credit Facility. The Credit Facility bore a variable interest rate and was to mature on October 1, 2020 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Facility, calculated annually. Interest rates were calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The obligations of the Company under the Credit Facility were secured by the assets of the Company and the assets of the Company’s material subsidiaries. The carrying value of the Credit Facility as at March 31, 2015 was $255.3 million. On April 21, 2015 the Company repaid the Credit Facility in full. For additional information regarding the repayment please see “Recent Events”. Given the early retirement of the Credit Facility the entire carrying value of $255.3 million has been included in current liabilities as at March 31, 2015.

The change in fair value of contingent consideration recorded during the three months ended March 31, 2015 was an overall gain of $1.3 million. The gain is attributable to:

•	a $1.3 million reduction in contingent consideration related to an earn-out payable to a former owner of Global. The earn-out is based on the achievement of certain EBITDA thresholds for CMH. Based on the most recent forecast of EBITDA for CMH the earn out liability was reduced in the first quarter of 2015; and

•	a $0.8 million reduction in the principal balance of notes payable. The notes payable form part of the consideration for the acquisition of CMH from Global and repayment is based on the

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achievement of certain EBITDA thresholds for CMH. Based on the most recent forecast of CMH the principal balance was reduced in the first quarter of 2015.

The gains described above were partially offset by an expense of $0.7 million driven by the change in the present value of contingent consideration due to the previous owners of Pinnacle for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®.

Shareholder’s equity

Shareholders’ equity increased from $257.5 million as at December 31, 2014 to $261.7 million as at March 31, 2015. The increase of $4.2 million primarily relates to:

•	$5.7 million in net income for the three months ended March 31, 2015.

•	Share based compensation of $0.9 million.

Offset by:

•	$2.2 million in dividends.

•	Exchange differences on translation of foreign operations of $0.3 million.

Liquidity and Capital Resources

Cash Flows

Management believes that ongoing operations and associated cash flow provide sufficient liquidity to support Concordia’s business operations for at least the next 12 months.

As at March 31, 2015, the Company held cash and cash equivalents of $35.4 million and had an additional $25.0 million available from the Credit Facility, which provides further flexibility to meet any unanticipated cash requirements.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. Accounts payable are all due within the current operating period.

In managing the Company’s capital, Management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Company’s board of directors (the “Board of Directors”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon Management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by Management and are presented quarterly to the Board of Directors.

The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as income from operations.

The below table sets forth the Company’s net cash flows provided by and used in operating, investing and financing activities:

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	For the three months ended March 31,
	2015	2014

Net cash provided by (used in) operating activities	4,146	(3,042)
Net cash used in investing activities	(904)	(280)
Net cash provided by (used in) financing activities	(10,219)	38,396

Increase (decrease) in Cash	(6,977)	35,074

Unrealised foreign exchange gain in cash and cash equivalents	(430)	—
Beginning Cash	42,770	42,899

Ending Cash	35,363	77,973

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $4.1 million for the three months ended March 31, 2015. Adjustments to reconcile net income of $5.7 million to net cash flow from operating activities include:

•	$5.3 million in depreciation and amortization expense;

•	$0.9 million in share based compensation expense;

•	$1.3 million of gain on change in fair value of contingent consideration;

•	$14.2 million related to income taxes paid in cash during the year;

•	$0.5 million in income tax provision;

•	$0.4 million in other (income) expense;

•	$2.5 million in fair value gain on foreign exchange forward contract; and

•	$8.6 million related to interest and accretion expense.

The above adjustments are offset by increases in operating assets of $0.8 million.

Net cash used in operating activities was $3.0 million for the three months ended March 31, 2014 and was driven by the operations of the Legacy Pharmaceuticals Division.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.9 million for the three months ended March 31, 2015, and was primarily due to additions in fixed assets.

Net cash used in investing activities was $0.3 million for the three months ended March 31, 2014 and was primarily due to cash payments for fixed assets of $0.2 million and contingent consideration of $0.1 million.

Net Cash Used In / Provided by Financing Activities

Net cash used in financing activities was $10.2 million for the three months ended March 31, 2015 and was primarily used for:

•	$5.95 million in principal repayments related to the Credit Facility;

•	$2.1 million in cash interest paid; and

•	$2.2 million in dividends paid.

Net cash provided by financing activities was $38.4 million for the three months ended March 31, 2014 and was primarily driven by net proceeds from issuance of common stock of $57.0 million and $0.7 million in proceeds from the exercise of options. Proceeds from the equity issuance were used to repay the amounts owing under the Senior Loan Agreement and the Subordinate Loan Agreement plus accrued interest amounting to a combined $19.3 million.

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Indebtedness

Term and Credit Facilities

On May 14, 2014, the Company entered the May Credit Facility with GE Capital and a syndicate of lenders having a principal amount of up to $195 million, consisting of a $170 million term loan and a $25 million revolving credit facility. On September 30, 2014, the Company amended and restated the May Credit Facility whereby incremental term loans of $95 million were added to the May Credit Facility. The Credit Facility bore a variable interest rate and was to mature on October 1, 2020 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Facility, calculated annually. Interest rates were calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Credit Facility was secured by the assets of the Company and the assets of the Company’s material subsidiaries. The carrying value of the Credit Facility as at March 31, 2015 was $253.3 million. On April 21, 2015 the Company repaid the Credit Facility in full. For additional information regarding the repayment please see “Recent Events”. Given the early retirement of the Credit Facility the entire carrying value of $253.3 million has been included in current liabilities as at March 31, 2015.

Notes Payable

As part of the consideration for the acquisition of the Global assets on October 25, 2013, the Company issued notes payable that have a fair value of $4.6 million as at March 31, 2015. The notes are unsecured, have a total face value of $7,000 and a coupon interest rate of 6%. The notes have been recorded at the present value of expected payments using a market representative interest rate at the time of issuance of 12% per annum. Principal repayments are due subject to the achievement of certain EBITDA thresholds by CMH, a subsidiary of the Company. Based on most recent forecast of EBITDA for CMH, the Company reduced the note payable liability by $0.8 million in the first quarter of 2015 and recorded an associated gain in the fair value of contingent consideration in the statement of income and comprehensive income.

Non-Contingent Purchase Consideration

As part of the consideration for the acquisition of Pinnacle the Company is obligated to make 10 annual payments of $1 million, with the first payment due and paid on December 31, 2014. The obligation is subordinated and is not subject to interest. The Company has recorded an obligation of $4.8 million as at March 31, 2015, which represents the present value of required payments using a market representative interest rate of 15% at the time of the Pinnacle Transaction. Upon the acquisition of Pinnacle the Company also assumed a liability related to purchase consideration, which had a value of $0.4 million as at March 31, 2015.

Contractual Obligations

The following table summarizes Concordia’s material contractual obligations as at March 31, 2015:

As at March 31, 2015	Total	2015	2016	2017	2018	2019	Thereafter
Finance lease obligation	71	33	31	7	—	—	—
Operating leases	9,041	1,939	1,731	1,658	1,528	1,405	780
Notes payable	5,400	200	800	1,000	1,000	1,200	1,200
Non-contingent purchase consideration	9,000	1,000	1,000	1,000	1,000	1,000	4,000
Long-term debt (a)	254,800	254,800	—	—	—	—	—

Total contractual obligations	$278,312	$257,972	$3,562	$3,665	$3,528	$3,605	$5,980

Notes:

(a)	On April 21, 2015, the Company retired the Credit Facility and paid the remaining balances in full.

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Related Party Transactions

The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company was in the amount of $0.004 for the three months ended March 31, 2015 and $0.042 for the three months ended March 31, 2014.

Contingencies

Following the closing of the Shionogi Transaction as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1.5 million (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6.0 million in the aggregate.

As part of the consideration for the Global Transaction, the Company is obligated to pay an additional earn-out payment of up to $4.0 million payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of CMH, exceeds $7.0 million for the preceding year then an earn-out payment of common shares will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the Company’s common shares on the TSX. The aggregate earn-out payments are subject to a $4.0 million cap.

As part of the consideration for the Pinnacle Transaction, the Company is obligated to pay additional payments of up to $5.0 million based on the achievement of certain milestones related to clinical trials. The Company made a payment in the fourth quarter of 2014 of $0.5 million related to this contingent obligation. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25.0 million over the 10 calendar years following the Company’s acquisition of Pinnacle.

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired as part of the Shionogi Transaction at certain prescribed rates. These royalties are payable on a quarterly basis.

Guarantees

All directors and officers of the Company, and each of the Company’s various subsidiaries, are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.

In the normal course of business, the Company has entered into agreements that include indemnities in favor of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.

In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification

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obligations. Pursuant to the asset purchase agreement between CPI, Concordia, Covis and Covis Pharma Holdings S.à.r.l dated March 9, 2015 (the “Covis Purchase Agreement”), Concordia guaranteed the due and punctual payment by CPI of CPI’s obligations under the Covis Purchase Agreement.

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims. As at March 31, 2015, there are no material claims against the Company. On February 12, 2015, Concordia announced that it received a civil investigative demand from the United States Federal Trade Commission regarding its attention deficit hyperactivity disorder product Kapvay®. See the disclosure under the heading “Legacy Pharmaceuticals Division – Legacy Products – Kapvay® - Genericization of Kapvay®” and “Legal Proceedings, and Regulatory Matters” in the Company’s Annual Information Form.

Off Balance Sheet Arrangements

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years. The Company also has operating leases for office equipment. On February 19, 2015, the Company entered into an aircraft lease agreement to use and operate an aircraft for business travel purposes. The term of the lease is 5 years and the annual lease payment is $1.02 million. In addition, on the same day, the Company entered into an aircraft management and operating agreement for a term of one year (with the term being extended automatically for additional one-year periods in the event neither party gives the other party notice of termination at any point 60 days prior to the expiry of the current term), which includes fixed and variable payments. The fixed portion of the aircraft management and operating agreement is $0.62 million per annum. There are no other off balance sheet arrangements as at March 31, 2015.

Non IFRS Financial Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA and Adjusted EPS to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of EBITDA, Adjusted EBITDA and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

EBITDA

EBITDA is defined as net income adjusted for net interest expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance. A reconciliation of net income to EBITDA is provided below.

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Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for one-time charges including costs associated with acquisitions, and the Company’s listing on the TSX, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of contingent consideration, and realized / unrealized gains / losses related to foreign exchange revaluation. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

The table below sets forth the reconciliation of net income to EBITDA and to Adjusted EBITDA for the three months ended March 31, 2015 and 2014:

	Q1-2015	Q1-2014
Net Income	$5,668	$(1,836)

Interest and accretion expense	8,641	4,705
Income Taxes	499	63
Depreciation expense	56	34
Amortization of intangible assets	5,205	580

EBITDA	$20,069	$3,546

Business acquisition related costs	2,438	174
Share based compensation	897	756
Change in fair value of contingent consideration	(1,282)	567
Foreign exchange loss	(409)	865
Fair value gain on foreign exchange forward contract	(2,549)	—
Other (income) expense	416	(5)

Adjusted EBITDA	$19,580	$5,903

Adjusted EPS

Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for one-time charges including costs associated with acquisitions, the Company’s listing on the TSX, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of contingent consideration, realized / unrealized gains / losses related to foreign exchange revaluation, accelerated accretion interest expense, the tax impact of the above items and one-time tax expenses associated with one-time gains. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

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	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013

Weighted average number of fully diluted shares	30,584,951	30,439,316	30,127,443	27,826,313	21,588,635	10,389,617	8,792,924	3,522,945

Net income (loss)	5,668	3,718	10,535	(827)	(1,836)	(7,083)	5,364	4,150

Adjustments:
Share-based compensation	897	1,090	1,258	1,380	756	426	644	—
Exchange listing expenses	—	—	—	—	—	2,404	—	—
Business acquisition related costs	2,438	940	4,093	8,314	174	3,692	—	—
Depreciation	56	41	40	16	34	4	14	—
Amortization	5,205	9,299	580	580	580	120	—	—
Change in fair value of contingent consideration	(1,282)	500	579	983	567	—	—	—
Change in fair value of derivative warrants	—	—	—	—	—	4,648	—	—
Foreign exchange loss (gain)	(409)	(242)	73	—	865	116	5	8
Fair value gain on foreign exchange forward contract	(2,549)	111	(16)	113	(5)	(148)	(2)	—
Interest accretion expense	5,815	—	—	—	—	—	—	—

Tax adjustments
Tax effect	(17)	(14)	(48)	(66)	(8)	—	—	—
Transfer of IP	477	7,012	—	—	—	—	—	—

Adjusted net income	16,299	22,455	17,094	10,493	1,127	4,179	6,025	4,158

Adjusted EPS - diluted	$0.53	$0.74	$0.57	$0.38	$0.05	$0.40	$0.69	$1.18

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares. As at March 31, 2015 and May 14, 2015, the Company had, respectively, 28,873,739 and 33,304,040 common shares issued and outstanding. As at March 31, 2015 and May 14, 2015, there were, respectively, 2,032,280 and 1,931,500 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.

As at March 31, 2015 and May 14, 2015, the Company had, respectively, nil and 916 unvested restricted stock units (“RSU”s) outstanding. Each RSU can be settled either in cash or shares issued from treasury or a combination of cash and shares issued from treasury at the sole discretion of the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the Company, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant annual filings have been disclosed by the Company.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues within a company have been detected. In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under

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all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.

Internal Controls over Financial Reporting

NI 52-109 also requires CEOs and CFOs to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company, that the ICFR have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the Company has disclosed any change in its internal controls during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its ICFR.

The design and operating effectiveness of the Company’s ICFR were evaluated by Management in accordance with “Internal Controls over Financial Reporting – Guidance for Smaller Public Companies”, as published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and NI 52-109, as at March 31, 2015.

Assessment of DC&P and ICFR

Based on the evaluation of the Company’s DC&P and ICFR as at March 31, 2015, the CEO and CFO concluded that the Company’s DC&P and ICFR were effective.

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